Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated September 11, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

MAXPOINT INTERACTIVE, INC.

a Delaware corporation
at
$13.86 NET PER SHARE
Pursuant to the Offer to Purchase dated September 11, 2017
by
MERCURY MERGER SUB, INC.
a wholly owned subsidiary of
HARLAND CLARKE HOLDINGS CORP.

Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), at a purchase price of $13.86 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and MaxPoint. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into MaxPoint (the “Merger”), with MaxPoint continuing as the surviving corporation in the Merger and a wholly owned indirect subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of MaxPoint or by Parent, Purchaser or any other subsidiary of Parent, which Shares shall be canceled and shall cease to exist or (ii) by MaxPoint stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $13.86 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, MaxPoint will cease to be a publicly traded company and will become indirectly wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below), (iii) the Governmental Authority Condition (as described below) and (iv) the Marketing Period Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn and received by the Depositary of the Offer on or prior to one minute after 11:59 p.m. (New York City time) on October 6, 2017 (such time, the “Expiration Time,”  and such date, the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” and “Expiration Date” shall mean the latest time and date, respectively, at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent, Purchaser and any other subsidiary of Parent, shall equal at least a majority of the outstanding Shares as of the Expiration Time. The HSR condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or been terminated. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, restraining, preventing or prohibiting consummation of the Offer or the Merger. The Marketing Period Condition requires that the Marketing Period (as described in the Offer to Purchase) for the Debt Financing (as described in the Offer to Purchase) shall have completed. The Offer also is subject to other conditions as described in the Offer to Purchase.

After careful consideration, the board of directors of MaxPoint, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MaxPoint and its stockholders; and (ii) recommended that MaxPoint’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 10 business days each, in order to permit satisfaction of the conditions to the Offer (and, if all conditions but the Minimum Condition are satisfied, Purchaser is not required to extend more than 30 business days in the aggregate to permit the Minimum Condition to be satisfied) and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Stock Market LLC. In addition, Purchaser may extend the Offer for one or more periods of up to 10 business days if Parent delivers a notice to MaxPoint (a “Financing Extension Notice”) and either (i) the Marketing Period has not expired (in which case, such extension shall not be for more than 1 business day after the date of expiration of the Marketing Period) or (ii) the full amount of proceeds of the Debt Financing have not been, or would not be, received by Parent or Purchaser at the Expiration Date. In no event shall Purchaser extend the Offer beyond January 27, 2018 (the “Outside Date”).

Subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; however, without the consent of MaxPoint, Parent and Purchaser are not permitted to (i) decrease the Offer Price (other than if the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, in which case the Offer Price shall be adjusted to the extent appropriate to give the holders of such Shares the same economic effect as contemplated by the Merger Agreement), (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that broadens such conditions, makes such conditions more onerous or is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, or (v) extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement. Purchaser cannot amend or waive the Minimum Condition. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) with respect to book-entry shares held in street name, an “Agent’s Message” (as described in the Offer to Purchase) and confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) with respect to book-entry shares held by record holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 P.M. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 10, 2017, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

MaxPoint has provided Purchaser with MaxPoint’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on MaxPoint’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Call Toll Free: (866) 296-5716

September 11, 2017